

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Mark Langer
Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
N. Miami Beach, FL 33179

> **Re:** **Equity One, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 9, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-13499**

Dear Mr. Langer:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief